Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toreador Resources Corporation
Subject Company: Toreador Resources Corporation
Commission File No. of Toreador Resources Corporation: 001-34216

FINAL TRANSCRIPT

TRGL - Toreador Resources Corp at Independent Petroleum Association of America (IPAA) Oil & Gas Investment Symposia - San Francisco

Event Date/Time: Sep. 28. 2011 / 6:20PM GMT

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CORPORATE PARTICIPANTS

Craig McKenzie

Toreador Resources Corp. - President & CEO

PRESENTATION

Unidentified Speaker

Please allow me to introduce Toreador Resources Corporation. Help me welcome Craig McKenzie, President, and CEO. Craig?

Craig McKenzie - Toreador Resources Corp. - President & CEO

Thank you, very much. It’s a pleasure to be here today. I look forward to spending the next 20 minutes with you to talk about the Company, Toreador, but in particular, speak about our recently announced merger with ZaZa.

I’m joined here today in San Francisco with the three founders of ZaZa, Todd Brooks, Gaston Kearby, and John Hearn, and also we have with us Ed Kovalik with Rodman & Renshaw, who actually brought us together. So, I’m glad to have the support here.

We’re on a very busy schedule this summer — or, now it’s actually entering into the fall. We spent the better part of the summer putting this deal together and we’re very proud of what we’ve been able to create, but then we’re spending this fall to get the deal closed. That’s our number one priority now, and we’re expecting it to close during Q4.

Today is an important milestone for us because we’re actually filing our draft proxy registration statement and pro forma. So, that’ll kick off the FCC approval process.

So here are the disclaimers, the fine-print, and just remind you of the uncertainties associated with our business projections. And I would encourage you to read, not only this, but all of our filings very closely.

So, here’s what we’re creating. This map shows how we’ve got our positions in Texas and in France, and it may not be intuitive as to why these to geographies should come together. I think as Bloomberg put it, baguettes and barbecue. But, if you just go one layer below it, you’ll realize that these two companies, even though they had independent paths, are actually quite similar.

They’re both first movers in large scale resource basins — pure plays in their own right. But just as important as any of these points, our common joint venture partner is Hess. And so, what we’ve been able to create here is a combined company that has still a very focused foot print, but at the same time, we’re able to integrate the skills that we have — they’re actually complimentary — and that cross-pollination has already begun.

Just to bring this to life, I wanted to show you just couple of slides of pictures. These are pictures of activity going on in the US in South Texas in the Eagle Ford, led by ZaZa. In the joint venture with Hess, ZaZa is the operator, and they are going flat out with three rigs, which we’ll build to four rigs here pretty soon.

And what you’re seeing here are frac spreads, wells being drilled, and in the lower left, wells that have just recently been completed on a two-well pad. In the French operations, we’re also getting started with two rigs; one for conventional, one for the Liassic resource.

And I just wanted to remind everyone that we’re not drilling in the vineyard. It’s actually farm land and it’s a very established producing basin. I continue to get smirks about the Paris Basin, notwithstanding how far we’ve come, but it truly is a tremendous basin in its own right.

What we wanted to show here was just some context for two basins. Here, you have Europe and the United States and this is the totality of the resource play. So, we’re just talking about shale. Independent estimates show that more than 250 billion barrels of oil equivalent are estimated to be recoverable in the US and Europe combined; 40% of that is found in Europe, and of that, a good third of that is France.

In terms of France, 31 billion barrels of oil equivalent and the shale gas potential there. And in the Paris Basin specifically, we’re talking about 5 billion barrels of expected recover at a 5% recovery, which is a bit more modest than say the Bakken.

Of course, not all shales are created equal, even though the Eagle Ford slice — it’s shown here as an EF in the right-hand donut chart is — it’s unique. It’s arguably the hottest play in the US right now. It’s got easy access to infrastructure. Of course, the scale of the resource itself and the trend is significant in its own right.

For our purposes, all supply services are available to us, and so we’re not waiting on anything in terms of equipment or supplies. And it also has a very favorable working environment, although it does get a little warm in the summer.

Here are just some bullets to tick off on the combination just so we’re all clear. We signed the agreement on August 9th. The new company will be called ZaZa Energy Corporation. It’ll still be NASDAQ listed. We’ll change the ticker from TRGL to ZAZA at the time of closing. The ownership is 25/75; 25% for the Heritage Toreador shareholders and 75% for the ZaZa owners. It’s actually a very favorable deal from both sides, and I’ll show that to you on the coming slides.

It will based in Houston. We’ll keep our current offices as they are. We’ve got our Paris Basin assets, and then the Eagle Ford actually has a small division — the Eagle Ford Core and then the Eagle Bine area that’s heating up.

A very significant bullet here is the last one on the slide, which talks about the JV with Hess. It’s a very significant carry with over $2.5 billion in JV spending in the next two years. About $1 billion of that is dedicated for next year. So I don’t how many $80 million market cap companies can say that they have that sort of financial strength behind them, but we do have that by contract.

Just to elaborate on that point, what we’re showing here are the joint venture terms. On the left hand side is the Toreador joint venture with Hess. The face value of it is about $265 million, of which $120 million is in carry and $70 million is dedicated for 2012.

On the ZaZa side, the terms are much larger in sale, and that’s indicative of the business and also obviously, the translation to value to the shareholders once the deal is closed.

It’s a 10/90 partnership, or 90/10 as shown on the slide. So 10% is retained by ZaZa as a working interest, but don’t be fooled by these numbers. The scale is tremendous and the value translation plays out lower down on the table here.

We have a $500 million land bank of which $350 million has been deployed so the total acreage position is 123,000 acres to the joint venture. So, you can do the math and see that the cost per acre is less than $3,000 an acre and what was at a very competitive time. And as I’ll show you here shortly, it’s in the very core of the trend, so is well executed.

There’s $150 million left, so we expect to have a total of about 160,000 acres to the joint venture by the time we’re done and as we spend the money in the land bank we actually get a 10% bonus for the money deployed. There’s 10% there.

But here’s the kicker, as you accumulate land, you actually earn more carried wells. And the numbers work out such that there’s 192 carried wells today and by the time we’re finished deploying the $500 million land bank, it’ll be about 250 carried wells. So on the 10/90, we’re talking about in the 25 net wells carried that’s drilling completed, simulated, hook-up. So, it’s pretty significant.

Last thing I’ll mention is the G&A carry. They have — not carry, but reimbursement — they have the majority of the G&A reimbursed.

Here’s a slide showing the Eagle Ford vision. There are some sweet spot areas that have been accumulated. You can see them highlighted in the map. Again, 123,000 acres right now. And then in the upper-right, you’ll see the Eagle Bind. Just to mention, the acreage that’s been accumulated, none of it’s in the dead oil and this has about a 50/50 split between gas common saved and what we’re calling volatile oil.

I think these positions in the core of the trend is just a hallmark of what ZaZa is able to do. The land department is just best-in-class with over 70 people involved, not to mention just the hands on from the managing directors themselves. So, they’ve done an excellent job here.

Here’s one demonstration. We’re not showing too many data points here yet, but we about eight wells that have been completed. And more information will be coming out in the coming weeks and months as we disclose the results, but here’s what you can take away from this.

We have 100% success and the wells are coming in at above industry average. So, it’s another demonstration point for the execution that gives us the comfort that the EURs that we’re using, which are just typical of the industry, are actually quite achievable.

In terms of the Eagle Bine, this is moving up the trend to the northeast. We’re not sharing a lot of the geology just yet, it’s very competitive right now and there’s a lot of land acquisition that’s occurring. And we’re showing you here just some of the who’s-who list of who’s in the area all around us leasing up acreage.

It’s a very significant trend. In fact, our teams are much more excited about this that then core itself. There’s so many targets. With nine conventional and three shales, it’s going to be a bit of a feeding frenzy. And some of the first data points that are coming out from wells that have filed their results, are showing significant promise with one just a mile away from us and a vertical well with 900 boe/d per day.

So, this is a great story for us to be telling you in 2012 as we execute against it. We think we’ll be moving the rig in — or we know we’ll be moving the rig in Q1, and I just don’t think it ever going to leave. It is going to be significant for us.

I might just mention since I haven’t yet, the acreage position there is 80,000 gross acres. This is not part of the Hess joint venture, this is wholly-owned, and we’re expecting our position to grow to about 100,000 acres.

In terms of the Paris Basin, here’s the setting. Here’s a footprint of our acreage. We are the largest acreage holder in the basin with 1 million acres both awarded and pending. And all the yellow in the chart here is 50/50 joint venture with Hess. We still have two wholly-owned producing concessions in which they’re producing an aggregate of 900 barrels of oil a day.

That’s not a very large rate, but the margins are very good here and it’s able to help us have a sustainable base. We have built up a conventional inventory that is significant, and we’ll be able to execute against it here in short term. I’m going to show that here on a coming slide.

In terms of just the geologic setting, it’s a pretty simple setting with a basin that looks not terribly dissimilar to the Williston in terms of it’s a lot of lateral continuity. We’re showing here some details here on the Liassic Source rock. It’s about three times thicker than the source rock in the Williston or than the Bakken and it’s got multiple zones for setting and, or landing horizontals.

So you’ve got your shale, your packages, and then your tight rock. And they’re sandwiched in between all of the conventional reservoirs that are in the basin. It’s over 50 fields of which about 36 are still producing in the basin. Lots of data — lot of history here.

Here’s this one slide comparison. The right, Paris Basin Liassic, and then the left a Bakken well. I think it’s from the [Parcel]. I can’t remember now. But you can see on the right-hand side in the Schistes Carton, it’s a hot shale, and you’ve also got a hot [almathiest]

shale as well. And then you have your tight rock sequences that are essentially sandy limestones; very brittle, lots of micro fracturing involved.

And also, here’s a structural setting of the Schistes Carton which again, you can see this bowl shape with the sort of magenta being the outline of the oil window in the basin. And so if you were to fly in a helicopter across this basin, it takes about an hour and a half. It’s about 160 miles by 120 miles, and you see the outlines of our acreage, its still — we’re right in the center.

And also, you can see one fault going through the middle, it’s a strike-slip. So the northern side of the basin is grinding against the southern side and since they’re brittle, it’s actually causing lots of natural fracturing in its own right.

All this gives up a bit of hope that in a non-fracking legislative environment that we can actually do something very good here because of the natural flow rates that we’ve actually seen from some of the past DSTs from vertical wells, unstimulating, the highest of which is about 1000 barrels a day.

Here’s our rig program — just lots of rigs. I won’t walk through all the detail, but with the Eagle Ford program building from three to eight rigs next year to 12 ultimately in 2013. The Eagle Bine — the one rig program we’re talking coming in in Q1. Then moving up further to the top, we are going to drill our first Paris Basin conventional well starting in November. We’ve got a rig contracted for that.

And then, we have our expiration portfolio for the conventional wells — conventional targets, that we’re working with Hess. And then, we’ve agreed with Hess, our 2012 drilling program for the Liassic. Again, that program has four to six wells. It’s the same program we had before. We were never going to frac, and this one doesn’t having fracking either. So a lot of activity — a lot of rigs coming in.

In terms of our spending, I mentioned these numbers already, but on Paris side, it’s about $75 million in 2012 and over $800 million on the Eagle Ford side. Again, all of this is provided for by the joint ventures. And then, on top of that, we have discretionary spending in the Eagle Bine that we’ll have to source. We’re looking at ways to do this including some of the debt options during the closing period.

This is a very important slide. It just shows the production growth rate. This is top line growth. And in the blue, you’ve got the base production and then the Eagle Ford stacked on top of that.

Just limiting my discussion to the just the blue part — both the light and the dark blue, you can see just by 2013 on a net basis, 6000 barrels a day. And that’s a tremendous growth rate relative to our starting point which is about 900 barrels a day. So this is the outcome from the spending rate — the drilling rate rather. And also since there’s very little cost [that’s] flowing to the bottom line, so you’re actually getting a very higher uplift on say EBITDA or cash flow.

In terms of the value of this deal, it’s a common question that we’re glad to actually address because the story is compelling. With the $273 million total consideration — $273 million — it was cashless and it attributes - or, it results in a three times dilution to the Toreador shareholders. And so, the obvious question is, what are they getting for that?

Well, they’re getting the six-fold increase in the production I just showed you, nine-fold increase in EBITDA in the next two years. And then, on a mark-to-market estimation of the assets themselves — the acreage, you can see here a total of $575 million. That’s really on a conservative basis.

We’ve got many different ways you can slice and dice their positions in the business, but they all show that it’s got just tremendous value. And it’s to Toreador shareholders’ advantage that they’ve not gone public yet or the fact that they’re a private company. So after we close the deal, based on street value of the portfolio, there should be a mark-to-market.

Here’s my concluding slide. And what I just want to say here is that what we stand for is a company that executes against its plan, and that goes for both sides of the Atlantic. We’ve got tremendous financial power that’s not necessarily demonstrated on our balance sheet, even though they’re clean in their own right, and the pro forma will show that. But all this joint venture spending with the billions of dollars behind it is significant and not to be ignored.

We’ve got drilling rigs totaling seven the beginning of next year, going to 11 by the end of the next year. It’s a fast pace. And with the teams working already very well together, what we’re able to do here is only work better and more efficiently. We’re 160-staff strong, and that amounts to about 120 on the Eagle Ford side on the Texas side, and 40 on the Paris Basin side, not to mention all the contribution from Hess themselves.

There’s a tremendous amount of horsepower behind us. We’re proud of the story. We’re looking forward to closing. And I appreciate your attention, and I look forward to our future discussions. And then, also I understand we’ll go to a break-out here after this. So, I’ll be glad to address any questions one-on-one.

Thank you for your time. And for more information, you can always go to our website. Thank you.

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Forward Looking Statements

All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “assumes,” “trends” and similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company’s current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company’s filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise.

Important Information

ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it)  when they become available because they will contain important information.  Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.